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Exhibit 99.(a)(1)(xi)

Motorola Extends Cash Offer For Shares Of Next Level Communications Until Tuesday, March 4, 2003

Schaumburg, Ill., February 21, 2003—Motorola, Inc. (NYSE: MOT) announced today that it has extended its offer to purchase all of the outstanding publicly held shares of Next Level Communications, Inc. (NASDAQ: NXTV) at a price of $1.04 per share, on the terms and conditions set forth in its Offer to Purchase and the related Letter of Transmittal for the offer. The offer, which was scheduled to expire at 5:00 P.M., New York City time, on Tuesday, February 25, 2003, has been extended until 5:00 P.M., New York City time, on Tuesday, March 4, 2003.

The depositary for the offer has advised Motorola that, as of 5:00 P.M., New York City time, on Thursday, February 20, 2003, an aggregate of approximately 16,010 shares of Next Level common stock had been tendered to Motorola in the offer.

For additional information on the offer, Next Level shareholders may contact Georgeson Shareholder toll-free at (866) 203-9357.

NOTICE FOR NEXT LEVEL SECURITYHOLDERS

Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level securityholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357.

About Motorola
Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

BUSINESS RISKS
Statements in this news release and other announcements that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward-looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Media Contact:
Jennifer Weyrauch
847-435-5320
 Jennifer.weyrauch@motorola.com

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  Exhibit 99.(a)(1)(xi)